     _________________________________________________________
     _________________________________________________________


              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549



                          FORM 11-K



     ___x___ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

             For the fiscal year ended December 31, 1995

                               OR

     ______ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            For the transition period from ____________ to _______________

            Commission file number ___001-09378_____


                      ServiceMaster LP Master Trust


                   ServiceMaster Limited Partnership
                        One ServiceMaster Way
                     Downers Grove, Illinois 60515





    _________________________________________________________
    _________________________________________________________

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and Plan administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                  SERVICEMASTER LP MASTER TRUST




By:_____s/LAINE E. MALMQUIST__________________________________
          Laine E. Malmquist,
          Vice President, Benefits &
          Manager General Accounting




By:_____s/DEBORAH A. O'CONNOR_________________________________
          Deborah A. O'Connor,
          Administrative Committee Member




By:_____s/BARBARA SCHRAM______________________________________
          Barbara Schram, Plan Manager



Date:     March 28, 1996

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
ServiceMaster LP Profit Sharing, Savings and
Retirement Plans and the Trustee of the
ServiceMaster LP Master Trust:

     We have audited the accompanying statements of net assets available for Plan benefits of the ServiceMaster LP Master Trust as of December 31, 1995 and 1994, and the related statements of changes in net assets available for Plan benefits for each of the three years in the period ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plans' Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Master Trust as of December 31, 1995 and 1994, and the changes in its net assets available for Plan benefits, for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP




Chicago, Illinois,
March 28, 1996

                SERVICEMASTER LP MASTER TRUST

                    FEIN:  #36-3497008

            FINANCIAL STATEMENTS AND SCHEDULES

             AS OF DECEMBER 31, 1995 AND 1994

                        I N D E X
                        ---------




STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS
OF DECEMBER 31, 1995 AND 1994

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
BENEFITS FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND
1993

NOTES TO FINANCIAL STATEMENTS

SCHEDULE A - ITEM 27d - SCHEDULE OF 5% REPORTABLE
TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1995

SCHEDULE B - ITEM 27a - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES AS OF DECEMBER 31, 1995

                SERVICEMASTER LP MASTER TRUST
                     FEIN: #36-3497008
            STATEMENTS OF NET ASSETS AVAILABLE
                     FOR PLAN BENEFITS


                                                     As of December 31,
                                               ----------------------------
                                                   1995           1994
                                                   ----           ----
ASSETS:
 Investments:
   Money market fund                       $       167,027    $     111,693
   ServiceMaster Limited Partnership
    Shares, at market                           56,145,361       43,475,786
   Liberty Life Group Pension Contract,
    at market                                   88,580,287       79,492,239
                                           ---------------    -------------

   Total Investments                           144,892,675      123,079,718

 Receivables:
   Due from employer                             2,534,338        2,955,116
   Participant contributions                       162,801          223,220
   Other                                             5,415            4,964
                                           ---------------    -------------

   Total Assets                                147,595,229      126,263,018
                                           ---------------    -------------
LIABILITIES:
 Accounts payable                                  252,832          374,398
   Refundable employee contributions               785,622            --
                                           ---------------    -------------

 Total Liabilities                               1,038,454          374,398
                                           ---------------    -------------
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                         $   146,556,775    $ 125,888,620
                                           ===============    =============


               The accompanying Notes to Financial Statements
                  are an integral part of these statements.


                      SERVICEMASTER LP MASTER TRUST
                           FEIN:  #36-3497008

       STATEMENTS OF CHANGES NET ASSETS AVAILABLE FOR PLAN
                               BENEFITS


                                              Years Ended December 31,
                                    ----------------------------------------
                                        1995           1994           1993
                                   ------------    ------------   ------------
Additions:
   Contributions:
   Participant                     $  6,994,834    $  8,464,954   $  5,970,176
   Employer                           2,513,522       2,955,116      3,485,000
 Interest income                        108,580          64,276        145,215
 ServiceMaster share distributions    1,668,424       1,703,467      1,763,726
 Liberty Life Contract income         4,360,287       3,560,393      2,296,446
 Realized/Unrealized gains (losses)
   on investments                    23,713,262     (13,072,194)    33,864,601
                                   ------------    ------------   ------------
Total Additions                      39,358,909       3,676,012     47,525,164
      Deductions:
 Equity applicable to
   former participants               17,850,022      10,906,520     10,110,106
 Provision for income taxes             442,609         551,527        336,836
 Administrative/investment expenses     398,123         375,733        203,858
                                   ------------    ------------   ------------
Total Deductions                     18,690,754      11,833,780     10,650,800
                                   ------------    ------------   ------------

Net increase (decrease)              20,668,155      (8,157,768)    36,874,364

Net assets available for
      Plan benefits:
 Beginning of year                  125,888,620     134,046,388     97,172,024
                                   ------------    ------------   ------------
 End of year                       $146,556,775    $125,888,620                       ACCOUNTANT'S REPORT

                                 6




              SERVICEMASTER LP MASTER TRUST
                   FEIN:  #36-3497008
              NOTES TO FINANCIAL STATEMENTS


1.   Master Trust

   Effective January 1, 1994, the account balances of the ServiceMaster service partner plans were transferred to newly established plans. All of the plans contain identical provisions. The financial statements of the Trust include all of the assets of the following plans, collectively referred to as "the Plan."

  1. Service Partners Education Company Profit Sharing,
     Savings and Retirement Plan (formerly Service Partners East
     Company Profit Sharing, Savings and Retirement Plan)

  2. Service Partners Aviation Company Profit Sharing, Savings and Retirement Plan (formerly Service Partners West Company
     Profit Sharing, Savings and Retirement Plan)

  3. Service Partners Health Care Company Profit Sharing, Savings and Retirement Plan (formerly Service Partners Mid-America
     Profit Sharing, Savings and Retirement Plan)

  4. Service Partners Long Term Care Company Profit Sharing,
     Savings and Retirement Plan (formerly Service Partners Southeast
     Company Profit Sharing, Savings and Retirement Plan)

  5. Service Partners Food Service Company Profit
     Sharing, Savings and Retirement Plan

  6. Service Partners ICMS Company Profit Sharing,
     Savings and Retirement Plan

  7. Service Partner Diversified Health Services Company Profit
     Sharing, Savings and Retirement Plan

  8. ServiceMaster Profit Sharing, Savings and Retirement Plan


2. Summary of Significant Accounting Policies

   Asset Valuation - The investments of the Plan are valued in the financial statements at their respective year-end market values.

   Basis of Accounting - The transactions of the Plan are accounted for on the accrual basis.

                        7



             NOTES TO FINANCIAL STATEMENTS (Continued)


   Expenses of the Plan - Certain administrative expenses of the Plan (including investment management fees and other plan expenses) were paid from the Plan assets.

   Income Taxes - The Plan is required to pay federal income taxes related to its share of taxable income from its direct holding of ServiceMaster Limited Partnership shares.

   Participating Employers - Employers participating in the Plan are various subsidiaries and affiliates of ServiceMaster including ServiceMaster Management
Services, Diversified Health Services, and ServiceMaster
International and Parent.


3. The Plan

   Purpose - The purpose of the Plan emphasizes ownership and opportunity as presented below:

     (a) to simulate interest, ownership and committed participation in building the service foundation of the Company;

     (b) to share with Plan participants the economic benefits produced by their efforts;

     (c)  to assist in providing Plan participants with retirement benefits.

   Participation - The Plan was established as of January 1, 1976.
As of December 31, 1995, there were 3,979 participants in the Plan.

   All employees (other than employees covered by a collective bargaining agreement which does not provide for Plan participation or whose compensation is regulated under the Register of Wage Determinations maintained by the United States Department of Labor Standards
Administration) of a participating employer which has adopted the Plan who have completed one year of service
(defined as at least 1,000 hours of employment during the first 12 months of employment or any plan year thereafter), attained age 18 years and elected to make contributions to the Plan are eligible to participate in the Plan.


                      8



            NOTES TO FINANCIAL STATEMENTS (Continued)


   Participant Contributions - Starting in 1994, participants may elect to contribute a minimum of 1% of pay and up to 15% of pay. Pretax contributions (basic contributions) up to the first 4% of pay (or $1,000, whichever is greater) are eligible for an employer matching contribution.

   Prior to 1994, participants were required to make mandatory contributions of $75 per quarter (or $300 per year). These contributions were eligible for an employer matching contribution. In addition, participants could elect to contribute 1% to 15% of their compensation on a voluntary basis, but these contributions were not eligible for an employer matching contribution. The increase in employee contributions in 1994 was due to the change described above as a larger portion of participant contributions was eligible for the matching employer contribution.

   Employer Contributions - The company contribution will continue to be discretionary. The amount of contribution from profits will be determined each year by the Board of Directors after a review of the overall financial performance of ServiceMaster and the key business units.
The employer's discretionary profit sharing contribution was $2,513,522, $2,955,116 and $3,485,000 for 1995, 1994
and 1993, respectively. In 1993, the Company chose to reimburse the Plan for $1.3 million of expenses paid by the Plan in prior years. This reimbursement was included in the Company's 1993 contribution.

   Vesting Policy and Payment of Benefits - Upon termination of employment and after completion of seven years of service or in the event of disability or death, the participant or his beneficiary is entitled to receive the full amount allocated to his account. If a participant's employment is terminated prior to the completion of seven years of service for any reason, other than death or disability, they will receive, in addition to the balance of their participant contribution accounts, including any rollovers or tax deductible voluntary contributions, that portion of the employer contribution account equal to 20% after the completion of three years of service and 20% for each additional full year of service (as defined in the Plan document), up to 100% after seven years of service.

   Benefits are distributed to participants in cash (in a lump sum or periodic payments) or ServiceMaster partnership shares, as provided by the Plan.

   Allocation of Employer Contributions - Starting in
1994, employer profit sharing contributions are allocated to each participant on the basis of their basic contributions, that is pretax contributions up to the first 4% of pay (or $1,000 which ever is greater). Prior to 1994, employer contributions were allocated to each participant on the basis of their mandatory contributions and years of service as of the beginning of each year.

                      9




           NOTES TO FINANCIAL STATEMENTS (Continued)


   Forfeitures - Forfeitures represent amounts forfeited by participants upon termination and are allocable to eligible participants in the same manner as employer profit sharing contributions.

   Amendment or Termination - The Plan may be amended or discontinued by the Company (with respect to all participating employers) or by a participating employer
(with respect to its eligible employees) at any time. If the Plan is discontinued, participants with respect to whom the Plan is terminated become fully vested in their allocated account balances.


4. Plan Assets

   The Plan invests in ServiceMaster Limited Partnership shares. As of December 31, 1995 and 1994, the Plan was holding 1,856,045 and 1,783,622 shares, respectively.
The year-end share price as of December 31, 1995 and 1994 was $30-1/4 and $24-3/8, respectively.

   The Plan also invests in a Group Contract at Liberty
Life Assurance Company.   At December 31, 1995, the
market value of assets in this Contract consisted of
ServiceMaster Limited Partnership shares ($50,215,000)
and fixed income investments managed by the Wellington
Management Company ($38,365,287).


5. Federal Income Taxes

   Tax Status of the Plan - One of the Plans obtained its latest determination letter on August 4, 1995, in which the Internal Revenue Service (the "IRS") stated that the
Plan, as written, was in compliance with the requirements of the Internal Revenue Code (the "Code"). This Plan has been amended since August 4, 1995. The Plans have filed a request for a determination letter with the IRS. The Plan administrator beliebes that the Plans are currently designed and being operated in compliance with the requirements of the Code and that the trust is tax-exempt as of the financial statement dates.

Although the Plan is a tax-exempt entity, it is required to pay federal income taxes related to its share of taxable income from its direct holding of ServiceMaster
Limited Partnership Shares.

                       10



         NOTES TO FINANCIAL STATEMENTS (Continued)


   Tax Status of Each Participant - Participant contributions made on or after April 1, 1988 are deductible for federal income tax purposes when made to the Plan. Participants will be subject to tax on the participant contributions, employer contributions and income credited to their plan accounts when an actual distribution from the Plan is received. However, participant contributions made prior to April 1, 1988 were not deductible for federal income tax purposes when made to the Plan. Therefore, participants will be subject to tax only on the employer contributions and income related to pre-April 1, 1988 participant contributions upon distribution from the Plan.

6. Reconciliation of Financial Statements to Form 5500

   The Form 5500 requires that net assets available for benefits exclude amounts allocated to withdrawing participants. (These are participants that have benefit claims which have not been paid, but have been processed and approved for payment prior to year-end).

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:



                                                December 31,
                                    ------------------------------------
                                       1995             1994          1993
                                    ----------        ---------    ----------
Net assets available for benefits
 per the financial statements      $ 146,556,775  $ 125,888,620  $ 134,046,388

Amounts allocated to
 withdrawing participants             (3,155,616)    (5,357,049)    (1,796,299)
                                   -------------  -------------  -------------

Net assets available for benefits
 per the Form 5500                 $ 143,401,159  $ 120,531,571  $ 132,250,089
                                   =============  =============  =============



Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date, are recorded as benefits paid for that year on the Form 5500.

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                  Year Ended December 31,
                                               -----------------------------
                                                1995         1994         1993
                                                ----         ----         ----
Benefits paid to participants per
 the financial statements                $  17,850,022  $ 10,906,520  $ 10,110,106

Add:  Amounts allocated to withdrawing
 participants in current year                3,155,616     5,357,049     1,796,299

Less:  Amounts allocated to withdrawing
 participants from prior year               (5,357,049)   (1,796,299)   (1,871,511)
                                         -------------  ------------  ------------

Benefits paid to participants per
 the Form 5500                           $  15,648,589  $ 14,467,270  $ 10,034,894
                                         =============  ============  ============


                                    12



                      SERVICEMASTER LP MASTER TRUST
                    SCHEDULE A-REPORTABLE TRANSACTIONS
              ITEM 27d - Schedule of 5% Reportable Transactions
                            FEIN: #36-3497008
                  FOR THE YEAR ENDED DECEMBER 31, 1995



                                                                       Current
                                                                       Value of
                                                                       Asset on
                   No. of    Purchase       Sales                     Transaction    Gain
               Transactions    Price       Proceeds      Cost            Date      (Loss)
               ------------ -----------  -----------  ------------  ------------    -----
Money market fund -
 EB STIF Fund
   Purchases         68     $16,589,129       --      $ 16,589,129  $ 16,589,129       --
   Sales             50          --      $16,533,795  $ 16,533,795  $ 16,533,795       --


                SERVICEMASTER LP MASTER TRUST
            SCHEDULE B-ASSETS HELD FOR INVESTMENT
     ITEM 27a - Schedule of Assets for Investment Purposes
                    FEIN: #36-3497008
                 AS OF DECEMBER 31, 1995



                          COST OR            MARKET
        DESCRIPTION      BOOK VALUE           VALUE
        -----------      ----------         --------
Money market fund -
 EB STIF Fund            $    167,027     $      167,027

ServiceMaster Limited
 Partnership shares(a)
 (1,856,045)               21,302,407         56,145,361

Liberty Life Group
 Pension Contract(b)       58,764,470         88,580,287
                         ------------      -------------

TOTAL INVESTMENTS        $ 80,233,904      $ 144,892,675
                         ============      =============


(a) Represents a party-in-interest.

(b) Contract assets as of December 31, 1995 include
ServiceMaster Limited Partnership shares (cost of
$29,786,133 and market value of $50,215,000) and fixed income investments managed by the Wellington Management
Company (cost of $28,978,337 and market value of $38,365,287).

                     14

   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



   As independent public accountants we hereby consent to the incorporation by reference of our report, dated March
28, 1996, appearing in the ServiceMaster LP Master Trust
Annual Report on Form 11-K for the year ended December
31, 1995, to the Company's previously filed Registration
Statement Number 2-75851 on Form S-8.



ARTHUR ANDERSEN LLP
CHICAGO, ILLINOIS,
March 28, 1996

                           15